

April 17, 2013

<u>Via E-mail</u>
Gregory Noe
Corporate Secretary and
Associate General Counsel
Deere & Company
One John Deere Place
Moline, IL 61265

     Re: **Deere & Company**
               Form 10-K for the Fiscal Year Ended October 31, 2012
               Filed December 17, 2012
               File No. 1-04121

Dear Mr. Noe:

     We refer you to our comment letter dated March 28, 2013 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             /s/ Cecilia Blye

                                           Cecilia Blye, Chief
                                           Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance